Exhibit 8.2

August 3, 2012

TGR Financial, Inc.

3560 Kraft Road

Naples, Florida 34105

First National Bank of the Gulf Coast

3560 Kraft Road

Naples, Florida 34105

Re:	Reorganization Agreement and Plan of Share Exchange under which First National Bank of the Gulf Coast will become a wholly-owned subsidiary of TGR Financial, Inc.

Ladies and Gentlemen:

We have acted as special counsel to TGR Financial, Inc. (“Holding Company”) in connection with the proposed share exchange (the “Reorganization”) in which the shareholders of First National Bank of the Gulf Coast (“Bank”) will exchange their shares of capital stock of Bank for shares of voting common stock of Holding Company. As a result of the Reorganization, Bank will become a wholly-owned subsidiary of Holding Company pursuant to the terms of and as described in that certain Reorganization Agreement and Plan of Share Exchange (the “Share Exchange Agreement”) dated as of June 26, 2012 by and between Holding Company and Bank, as described in the Holding Company Registration Statement on Form S-4 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2012 (File No. 333-18244).

At your request, in connection with the filing by Holding Company of Amendment No. 1 to the Registration Statement on August 3, 2012 and the Proxy Statement-Prospectus of Bank and Holding Company (the “Proxy Statement-Prospectus”) included as part of the Registration Statement, we are rendering our opinion concerning certain federal income tax consequences of the Reorganization. Unless otherwise indicated, all capitalized terms used in this opinion letter have the same meanings as given therefor in the Share Exchange Agreement.

TGR Financial, Inc.

First National Bank of the Gulf Coast

August 3, 2012

For purposes of rendering our opinion herein, we have conducted an examination of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable laws, regulations, rulings and decisions as we have deemed necessary. With respect to factual matters, we have relied upon the Share Exchange Agreement, including, without limitation, the representations and warranties of the parties set forth therein, and upon certain statements and representations made to us in certificates of officers of Holding Company and Bank, in each case without independent verification of the accuracy or completeness thereof. With your consent, we have relied on the accuracy and completeness of the statements and representations described in the preceding sentence, and have assumed that such statements and representations will also be complete and accurate as of the Effective Date. We have also assumed that any representation or statement made on which we have relied which is qualified “to the knowledge” of the party making such statement or representation, or which is otherwise similarly qualified, is correct and complete without such qualification. With respect to any matter as to which a person or entity making a representation or statement described in this paragraph has represented or stated that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement with respect to certain matters of fact, we have assumed that there is in fact no such plan, intention, understanding or agreement with respect to such matters.

For purposes of this opinion, we have assumed that (1) the shares of Bank stock constitute capital assets in the hands of each holder thereof, (2) the Share Exchange Agreement is enforceable against each of the parties thereto, and (3) the Reorganization will be consummated according to the Share Exchange Agreement.

Based on the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that:

(1) The Reorganization will be treated as a reorganization within the meaning of Section 368(a) of the Code.

(2) Neither the exchange of Bank common stock solely for Holding Company common stock nor the conversion of Bank warrants or stock options into Holding Company warrants or stock options in the Reorganization will cause the recognition of gain or loss to the shareholders of Bank.

(3) Neither Bank nor Holding Company will recognize gain or loss as a result of the Reorganization.

(4) The aggregate federal income tax basis of Holding Company common stock received pursuant to the Reorganization (including any fractional share deemed received and exchanged for cash) will be the same as the basis of shares of Bank common stock exchanged therefor, and the holding period of such Holding Company common stock (including any

TGR Financial, Inc.

First National Bank of the Gulf Coast

August 3, 2012

fractional share deemed received and exchanged for cash) will include the holding period of Bank common stock exchanged therefor.

(5) A Bank shareholder who exercises dissenters’ rights generally will recognize gain or loss equal to the difference between the amount of money received by such shareholder and the tax basis of such shareholder’s Bank common stock.

The opinions expressed herein are based upon our interpretation of existing legal authorities, and no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Reorganization became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement.

No opinion is expressed with respect to any of the following:

The appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

The state, local or foreign tax consequences of any aspect of the Reorganization; or

The federal income tax consequences of any aspect of the Reorganization to holders of Bank stock who are subject to special tax treatment for federal income tax purposes, as described in the Proxy Statement-Prospectus.

We hereby consent to the use of our name under the captions “Federal Income Tax Consequences” and “Legal Matters” in the Proxy Statement-Prospectus and the filing of this opinion with the Commission as an exhibit to the Registration Statement. In giving this consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder. The opinions expressed herein are given as of the date hereof and apply only to the Reorganization. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

            Very truly yours,

/s/ SMITH, GAMBRELL & RUSSELL, LLP